UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
 REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:  001-31215

MeadWestvaco Corporation

(Exact name of registrant as specified in its charter)

501 South 5th Street
Richmond, Virginia 23219-0501
 (804) 444-1000

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

7.35% Debentures due 2017
7.375% Notes due 2019
9.83% Notes due 2020
9.75% Debentures due 2020
7.65% Sinking Fund Debentures due 2027
7.50% Sinking Fund Debentures due 2027
8.20% Debentures due 2030
7.95% Debentures due 2031
6.80% Debentures due 2032
6.84% Debentures due 2037
7.55% Debentures due 2047

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:
Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Approximate number of holders of record as of the certification or notice date:
7.35% Debentures due 2017:	27
7.375% Notes due 2019:	48
9.83% Notes due 2020:	1
9.75% Debentures due 2020:	33
7.65% Sinking Fund Debentures due 2027:	33
7.50% Sinking Fund Debentures due 2027:	21
8.20% Debentures due 2030:	48
7.95% Debentures due 2031:	45
6.80% Debentures due 2032:	48
6.84% Debentures due 2037:	11
7.55% Debentures due 2047:	39

Pursuant to the requirements of the Securities Exchange Act of 1934, MeadWestvaco Corporation has caused this certification/notice to be signed and filed on its behalf by the undersigned duly authorized person.
MEADWESTVACO CORPORATION

Date: July 20, 2015	By:	/s/ John D. Stakel
Name: John D. Stakel
Title: Senior Vice President and Treasurer